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                                                                    EXHIBIT 99
                                                                    -----------
NEWS RELEASE                                              FOR IMMEDIATE RELEASE


                                                   For More Information Contact:
                                                            J. Patrick Nicholson
                                                         Chief Executive Officer
                                                                    or
                                                                 James K. McHugh
                                                         Chief Financial Officer
                                                                  (419) 535-6374


                        N-VIRO INTERNATIONAL CORPORATION

                        REPORTS PROFITABLE FIRST QUARTER


         Toledo, Ohio, May 14, 1998 -- N-Viro International Corporation [Nasdaq:
NVIC] reported net income of $68,000, or $.03 per share, for the first quarter ended March 31, 1998, compared to net income of $164,000, or $.08 per share, for the same period of 1997.

         Total revenues of $1.03 million for 1998 were down 3 percent over the same period for 1997, primarily due to decreased alkaline admixture billings. James K. McHugh, CFO, said: "Although revenues were down slightly from a year ago, we are very encouraged by continued improvement in our current ratio to
1.44 from 1.26 at December 31, 1997. Cash flow is improved, and our new domestic and international license sales and contractual commitments have increased. We believe these sales and commitments will translate into additional sources of revenue in the future and, at the same time, demonstrate to other potential sites how successful the N-Viro process can be."

         J. Patrick Nicholson, Chairman and CEO, stated: "We are proud to have achieved our fifth consecutive quarter of net profits. Moreover, we met targeted objectives while additional resources were committed to research, international sales and domestic marketing efforts.

         "Recent federal action on nonpoint-source water pollution, animal manure contamination and global warming reduction are efforts that have been strongly encouraged by N-Viro. Bio-mineral technology, such as N-Viro Soil(TM), is a powerful and economic solution to the problems created by widespread organic waste mismanagement. The methane generated from unnecessary organic disposal is clearly the largest single source of unregulated global warming gases. These national, organic disposal practices can not be allowed if the United States is to remain credible as a worldwide leader in environmental protection," Nicholson concluded.

         The Company cautions that words used in this document such as "expects," "anticipates," "believes" and "may," as well as similar words and expressions used herein, identify and refer to statements describing events that may or may not occur in the future. These forward-looking statements and the matters to which they refer are subject to considerable uncertainty that may cause actual results to be materially different from those described herein. Some, but not all, of the factors that could cause actual results to be different than those anticipated or predicted by the Company include: (i) a deterioration in economic conditions in general; (ii) a decrease in demand for the Company's products or services in particular; (iii) the Company's loss of a key employee or employees; (iv) regulatory changes, including changes in environmental regulations, that may have an adverse affect on the demand for the Company's products or services; (v) increases in the Company's operating expenses resulting from increased costs of labor and/or consulting services; and
(vi) a failure to collect upon or otherwise secure the benefits of existing contractual commitments with third parties, including customers of the Company.

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